

Andrew S. Epstein
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131                         July 1, 2015


RE:     TriplePoint Venture Growth BDC Corp.
        File Nos.: 333-204933; 814-01044

Dear Mr. Epstein:

On June 12, 2015, you submitted on Form N-2, a registration statement under the Securities Act of 1933 ("1933 Act") to register a $500 million aggregate offering of common shares, preferred shares, subscription rights, warrants and debt securities of TriplePoint Venture Growth BDC Corp. (the "Company") in a shelf offering under Rule 415 of the 1933 Act. The Company has elected to be regulated as a business development company ("BDC") under the provisions of the Investment Company Act of 1940 ("1940 Act").

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated June 24, 2015, Brian D. Hirshberg of your firm represented that the registration statement merely updates the Company's financial statements and certain non-material information. We have reviewed the registration statement referenced above and have the following comments.

### General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

### Accounting Comments

3. Please file an updated consent with the amended N-2 filing if 30 days has passed since the initial filing date of the N-2, *i.e.*, June 12, 2015.

4. In your response, confirm that the financial statements of all wholly owned and all substantially owned subsidiaries are consolidated with the financial statements of the Company.

5.  Confirm for the Staff that the Company performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

    o   The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) that is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

    o   *See* definition of subsidiary in 1-02 (x) of Regulation S-X and definition of affiliate in Section 602(a) of Regulation S-X.

6.  Besides the two wholly owned subsidiaries, TPVG Variable Funding Company LLC and TPVG Investment LLC, does the Company have any other controlled or affiliated holdings?

7.  In the Expense Example on page 21, please clarify the narrative below the expense example. The second line currently states "the incentive fee would either not be payable or have an immaterial impact on the expenses and is not included in the example." The example should include a line showing the expenses a shareholder would pay assuming a 5% return as well as a line showing the expenses a shareholder would pay assuming the 5% return was entirely from realized gains. The statement should be clarified to make clear that the income incentive fee has not been included in the example but the realized gains fee has been included.

8.  Please be aware that the staff is considering its position with respect to whether unfunded commitments are senior securities under Section 18(g) ("any … obligation or instrument constituting a security and evidencing indebtedness"). See Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). As of March 31, 2015 the Company had $153.5 million in unfunded commitments and $9.8 million in cash.

9.  With respect to the unfunded commitments, please make the following representation: The Company hereby confirms that: (1) it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments that are currently outstanding; and (2) it will not sell additional shares unless it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments.

10. The Company's Senior Securities Table should include the last ten fiscal years for each class of senior securities (including bank loans). If consolidated statements were prepared as of any of the dates specified, furnish the following information on a consolidated basis:

    Year

Total Amount Outstanding Exclusive of Treasury Securities
Asset Coverage Per Unit
Involuntary Liquidating Preference Per Unit
Average Market Value Per Unit (Exclude Bank Loans)

The Information in the N-2 is of the last quarter only. Ensure that it is updated in the N-2/A to include the most recent fiscal year. Please note that if the unfunded commitments are deemed to be senior securities, they should be included in the senior securities table. Please file one in the N-2/A.

11. Please include a report on the senior securities table in the N-2/A. Refer to the guidance set forth in the 2011/12 AICPA Audit Risk Alert, Investment Companies Industry Developments. Currently no audit opinion has been filed as an exhibit to the Registration Statement.

12. On page 57 where the Company discusses distributions there is use of the term dividend. Has the Company historically paid a tax return of capital to its shareholders? If so, the terms "dividend" and "yield" should not be used in the Registration Statement or in marketing materials as there is a connotation of income associated with those terms. In addition, there is a statement that the Company is not able to determine whether any distributions for the year will be made as a return of capital until the end of the year. The Company should provide an estimate based on historical information and state the actual figures at year end.

13. In the Statement of Changes on page F-4 identify the nature of the distributions. Has the Fund paid a tax return of capital? If so, please confirm compliance with Rule 19(a) (1).

14. The Financial Highlights on page F-24 should also disclose the nature of the distributions paid.

15. Management's Report on Internal Control over Financial Reporting – Why has the Company not included a Management's Report? The disclosure states that the Company is an emerging growth company and has not included the auditor's assessment but it makes no mention of the Management's Report.

16. It appears that the "F" pages for the Schedule of Investments are out of order. The Schedule of Investments is presented on F-6 and then F-29-F-32. Please ensure that these pages are correctly uploaded in the N-2/A.

17. In the Schedule of Investments if a rate has been established for the preferred shares, please include the rate going forward.

18. The expense ratio required by Form N-2 should include all expenses on the statement of operations and should be labeled as "Ratio of Expenses to Average Net Assets", as required by Item 4 of Form N-2. The Company currently

discloses several different expenses ratios that exclude incentive fees and show various ratios that include both components of the incentive fee. In future filings disclose the required ratio including all expenses, and move any ratios that exclude certain expenses to the footnotes.

*********************

The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole

Senior Counsel

Sheila Stout
Senior Accountant